YUKON-NEVADA GOLD CORP. MOVES
FORWARD ON ITS EXPANSION PLAN

Vancouver, Canada – June 26, 2008 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) (the “Company”) clarifies its operational strategy for the next two years at both Jerritt Canyon, Nevada and Ketza River, Yukon Territory.

“In light of the increased reliability of the Jerritt Canyon processing facilities since the planned shut down earlier this year, the Company has initiated a plan to increase the rate of gold production from mines at Jerritt Canyon to over 200,000 ounces per year by the end of 2010, an increase of 66% from 2007.” said Graham Dickson, the Company’s President and Chief Executive Officer. This significant increase will be realized by improving infrastructure and increasing development to access a larger percentage of the current reserve and through near mine exploration. Development is also progressing on schedule at Starvation Canyon in the southern part of the property and a program of infill drilling is planned for the summer. Other changes to the mines and plant are intended to more closely align operation of the Company’s producing assets with a Corporate culture that emphasizes safety and sound environmental stewardship as the route to increased profitability.

The Company’s plan to initiate production from open pit mining at the Ketza River property in the Yukon Territory continues on schedule. Recently reported drill results have shown that the potential to expand open pit resources in both the Manto and Shamrock Zones is excellent. Diamond drilling continues on numerous targets within the property.

The Company’s mine expansion, mine start ups, plant and equipment upgrade programs will be funded in the majority from internal cash flow. Monies required in excess of its internal cash flow will be funded by debt. Further details will be provided in the second quarter report to be released by August 15th, 2008.

The Company engages in the forward sales of gold produced entirely from ore purchased from third parties. This practice ensures that the Company achieves an acceptable profit margin on this activity. The Company is not hedged on any gold produced from its own Jerritt Canyon ore.

The Company’s excess cash is invested in short-term investments, all with a maturity date of less than 90 days from the date of purchase (these investments are classified as “cash” on the balance sheet). All investments are in “Bearer Deposit Notes” or Bankers Acceptances issued by major Canadian chartered banks. The Company does not have asset-backed securities in its investment portfolio.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.